Exhibit (a)(6)

July 27, 2007

TO:         UNIT HOLDERS OF SECURED INCOME, LP

SUBJECT:    EXTENDED OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are extending the Offer to Purchase and related Letters of Transmittal sent to you on June 1, 2007, as amended July 6, 2007 (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase up to 196,873.8 Units of limited partnership interest (the "Units") in SECURED INCOME, LP (the "Partnership") at the increased Offer Price of:

                                 $9.00 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in SECURED INCOME, LP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o The general partner has been trying to market the property for at least 20 months and has yet to complete the sale. We do not know why sellers keep backing out of the purchase. No buyer has stepped up, making it increasingly likely the Partnership will not liquidate this year.

      o If you sell your Units to us, you will receive the entire $9.00 per Unit, less any distributions (and none is expected). Limited partners who were not residents of New York had approximately $4 per Unit of the recent distribution withheld for New York state taxes. If and when the Fieldpoint property sells, the Partnership will be required to withhold taxes from non-residents of Maryland, reducing the net amount of any potential distribution. Thus, selling to us eliminates the need for you to file a Maryland tax return for 2007 if the sole reason you would is because of your investment in the Partnership.

      o The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

      o If you sell your Units to us this year, the 2007 tax year will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return and for which you incur fees for having this investment in your IRA or retirement account. Further, if the Partnership does not terminate this year, you may have further adverse tax consequences that can be avoided by selling your Units, but you should consult your tax advisor regarding such consequences.

      o Unit holders holding 7,027 Units have already tendered to date. Obviously, many sellers have realized that our Offer is attractive.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, your certificate (this is REQUIRED FOR TRANSFER), and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. If you have already tendered your Units, you do NOT need to send in another Letter of Transmittal; you will automatically receive the higher price.

This Offer now expires (unless extended) August 17, 2007.